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                              June 30, 2020

       Ross Orr
       Chief Executive Officer
       BacTech Environmental Corporation
       37 King Street, Suite 409
       East Toronto
       Ontario, Canada M5C 1E9

                                                        Re: BacTech
Environmental Corporation
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed June 25, 2020
                                                            File No. 024-11187

       Dear Mr. Orr:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2020 letter.

       Offering Statement on Form 1-A filed June 25, 2020

       Dilution, page 14

   1. We note that you updated the historical net tangible book values utilized in your dilution tables to December 31,
2019. Please also revise the accompanying narrative to update your references to
those amounts, from December 31, 2018 to December 31, 2019.
       Exhibits
       Consent of UMY McGovern, Hurley, Cunningham, LLP, page F-32

   2. We note that the audit report is dated May 26, 2020 and relates to the financial statements as of and for the years
ended December 31, 2019 and December 31, 2018. However, the
 Ross Orr
BacTech Environmental Corporation
June 30, 2020
Page 2
      auditor's consent is dated March 30, 2020 and references an audit report of April 29,
      2019. Please obtain and file an updated consent from your independent registered public accounting firm.
        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.



                                                          Sincerely,
FirstName LastNameRoss Orr
                                                          Division of
Corporation Finance
Comapany NameBacTech Environmental Corporation
                                                          Office of Energy &
Transportation
June 30, 2020 Page 2
cc:       Andrew Coldicutt
FirstName LastName